FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COUNTRY BANK HOLDING COMPANY, INC.

COMMISSION FILE NUMBER: 001-11713

FOR EMPLOYEE INFORMATION ONLY         August 9, 2019

PLEASE DO NOT DISTRIBUTE THIS DOCUMENT OUTSIDE OF COUNTRY BANK OR OCEANFIRST BANK OR SHARE THIS DOCUMENT WITH CUSTOMERS.

On August 9, 2019, OceanFirst Financial Corp. (NASDAQ:OCFC) issued a press release announcing a definitive agreement and plan of merger with Country Bank Holding Company, Inc. (“CYHC”). The definitive agreement was unanimously approved by the Board of Directors of each company.

Leading up to making this announcement, the management teams from both organizations have spent considerable time learning about each other’s banks and collaborating on the details of the definitive agreement. However, this is only the beginning of the process and much more will need to be done before our banks come together. Over the next several months, more members from each bank will be meeting and working to gather the necessary approvals to complete the merger of Country Bank Holding Company, Inc. into OceanFirst Financial Corp. and plan the integration of Country Bank into OceanFirst Bank N.A (“OceanFirst”). Throughout this process, the leadership of both banks will share as much information as possible with our employees, although we ask for your patience since there are many important details that still need to be finalized.

The following information has been compiled for the employees of both Country Bank and OceanFirst. Please remember this is for employee reference only and may change as the process progresses.

What can you tell me about Country Bank?

Country Bank was founded in 1988 and since then has always prided themselves as being a true community bank. Country Bank grew successfully throughout the 1990s and today is headquartered in Manhattan with two branches in the Bronx, two branches in Manhattan, and one in Westchester. With $783 million in assets and over $67 million in capital, Country Bank is one of the few family-controlled banks. A full-service commercial bank, the entire team remains focused on treating everyone as family. This vision has made Country Bank a leader in the financial services industry, which was acknowledged earlier this year when Country Bank received the Banking Choice gold medal for Community Contributions from Banking New York Magazine and also was ranked 11th in the U.S. among publicly traded banks with less than $2 billion in assets by the American Bankers Association. Country Bank Chairman Joseph M. Murphy has remained committed to Country Bank’s core mission of being a community bank for more than three decades. Leading the management team to execute on this mission is Joe Murphy Jr., Country Bank President and CEO.

What can you tell me about OceanFirst Bank?

OceanFirst is an $8.0 billion bank and a wholly owned subsidiary of OceanFirst Financial Corp. OceanFirst was founded in 1902 by a small group of local leaders interested in combining their resources to build their homes and help their neighbors to realize the American dream of homeownership. Originally named the Point Pleasant Building and Loan Association of Point Pleasant Beach New Jersey, the founders never could have imagined how many of their neighbors would be helped. In 1996, Point Pleasant Building and Loan Association had grown with the Jersey Shore communities it served; there were eight branches and they were serving their customers as Ocean Federal Saving Bank. At that time the Board of Directors requested and received approval to complete an initial public offering (IPO) converting from mutual to stock ownership. OceanFirst was the first in the country to establish an independent charitable foundation in conjunction with an IPO. Created with a one-time endowment of $13.4 million in OCFC stock, since it was established in 1996 OceanFirst Foundation has granted more than $39 million to over 750 non-profit organizations and schools, helping thousands of our neighbors in need in many OceanFirst markets.

Today, OceanFirst is a regional bank operating throughout New Jersey, greater Philadelphia and metropolitan New York City. OceanFirst delivers commercial and residential financing solutions, trust and asset management, and deposit services, and is the fourth largest New Jersey-based banking institution by deposit market share. OceanFirst is focused on organic growth and has also expanded through acquisition.

Since 2015 OCFC has completed five whole bank acquisitions. Currently, OceanFirst has branches located throughout 11 counties in central and southern New Jersey and operates commercial loan production offices in New Jersey, Pennsylvania and New York City.

Leading the management team at OceanFirst is Christopher Maher, Chairman, President and CEO. There are several officers serving on the OceanFirst executive team who provide strategic direction and manage OceanFirst’s daily operations. OceanFirst is committed to local management and decision-making which is accomplished with four regional presidents who are responsible for leading their teams to establish and grow relationships in their respective markets. Daniel J. Harris is the New York Regional President.

What is the expected timing for the merger?

The regulatory approval process is difficult to predict; however, we are hopeful that the regulators will respond later this year or in the first quarter of 2020. We are targeting legal closing during the first quarter of 2020.

The completion of the merger is subject to satisfying customary closing conditions, including receipt of required regulatory approvals and requisite approval of the shareholders of CYHC. Similar to the prior whole bank acquisitions completed by OCFC, the legal closing and integration of customer accounts, services and branches would occur separately. Following legal closing, Country Bank will continue to operate separately, as “Country Bank, a division of OceanFirst Bank”, until full integration of accounts and services can be implemented. The full integration of Country Bank may not occur until mid-2020.

What does this mean for employees right now?

There will not be any changes unless and until legal closing occurs. Therefore, no changes are expected for several months. It is essential for both banks to continue to operate independently and focus on their respective clients while integration plans are prepared.

We understand that the biggest question employees have right now is: how does this merger impact me? Until legal closing, business as usual is expected for all employees. It is very important that both Country Bank and OceanFirst operate as independent, safe and sound banking institutions. Please continue to maintain the highest levels of professionalism and adhere to compliance standards while delivering extraordinary service to our customers and helping our fellow employees.

What does this mean for our customers?

There are no changes for Country Bank customers until after legal closing and then timely communication of any changes will be shared with employees and customers prior to implementation.

Country Bank and OceanFirst are both organizations where the employees take great pride in delivering extraordinary service and attention to our customers. Customers will continue to bank with you as they always have, and we realize they may have questions about what is happening. If customers come to you with questions, please reassure them that we will continue to deliver their banking services and accounts. Over the next several months we will complete an extensive regulatory approval process for the merger. The approval process must be completed before the integration decisions can be finalized and shared.

Our priority will be to provide timely and informative notifications to our customers regarding the integration plans once they have been developed. Until then, customers should continue banking as they currently do, using their existing account supplies. We will keep employees informed regarding customer communication as we move forward.

Also, please share information regarding any customer concerns and questions with your manager, especially if you are unsure of how to respond. It is better to take extra time, if needed, to get back to a customer with correct information than provide incomplete or inaccurate information. Plus, if you are sharing customer concerns and questions with your manager, it will help us to make sure the notifications sent to customers throughout this process are more informative.

Does OceanFirst plan to close any Country Bank branches?

There are no plans to close any Country Bank branches as part of the merger.

What will happen next?

Integration planning meetings will begin after regulatory applications have been filed, so stay tuned for additional information as that process starts.

It will take time for the approval process to be completed. Over the past four years, OceanFirst has completed five whole bank acquisitions, with more than 73% of the employees of acquired banks being offered positions to stay at OceanFirst after the mergers. The OceanFirst team of more than 900 employees includes hundreds of employees who joined our family after the merger of their bank. So many of our employees have first-hand understanding of the challenges that go along with a merger. We also understand that every bank is unique and therefore each integration is always a little different. However, with each acquisition we have learned more and enhanced our best practices related to both employees and customers during the many stages of the approval process. Throughout the process and any transition, we know all employees will collaborate and be responsive and respectful of customers and co-workers. As we continue to work together, timelines may be modified, and we will share this information as soon as possible.

If I have questions who should I contact?

Please speak with your direct supervisor or Human Resources with any questions you many have now and throughout this process.

What should I do if someone from the media contacts me?

Employees, officers and directors are not authorized spokespersons for the banks and any media inquiries should be referred according to your bank’s current policy.

Country Bank should refer all inquiries to Joseph M. Murphy, Chairman of Country Bank, or Joe Murphy, Jr., President and CEO of Country Bank at 212.818.9090.

OceanFirst employees should refer all media, stockholder and investor inquiries to Jill Hewitt, OceanFirst Director of Investor Relations and Corporate Communications, 1.888.623.2633 ext. 7513.

The following information offers some additional details for the Country Bank staff.

We realize that there are many questions that Country Bank employees have and more will likely come up over these next several months. We will do our best to answer questions whenever possible; however, we must reinforce that until legal closing our banks will continue to operate independently, which creates many limitations for finalizing decisions.

However, we are pleased to announce that, in connection with the definitive agreement and beginning at the time of legal closing, Joseph M. Murphy, currently Chairman of Country Bank, will continue with OceanFirst as an advisor; and Joe Murphy Jr., currently President and CEO of Country Bank, will join the OCFC and OceanFirst Bank Boards of Directors.

Recently, OceanFirst Regional President Dan Harris and a team of commercial lenders opened a loan production office (LPO) at 60 East 42nd Street in New York City. We are excited about the opportunity to add branch locations in metropolitan New York City as a result of the transaction with Country Bank at legal closing. Assuming all regulatory approvals are received and other closing conditions satisfied, at the time of legal closing, Country Bank will become part of the OceanFirst New York Region and Dan Harris will lead the management team and operations.

What will happen to my job?

It is our expectation that all Country Bank employees will continue employment in the ordinary course of business through legal closing. Within 10 business days of regulatory approvals being received, OceanFirst will convey details regarding continued employment status to each Country Bank employee. Currently we anticipate the majority of employees will have an opportunity to continue their career as part of the OceanFirst family if they choose to do so.

Please be assured we realize how important it is to resolve job assignments in a timely manner and we truly appreciate your patience and understanding as we work through this process in a caring and deliberate way.

Who should I contact if I have questions?

Country Bank employees are encouraged to talk with their direct supervisor or Human Resources if there are any questions or concerns at any time.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to either the proposed transaction with CYHC (the “Country Bank Transaction”) or OceanFirst’s proposed acquisition of Two River Bancorp (“Two River” and such transaction, the “Two River Transaction”); the expected timing of the completion of either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to complete either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or Country Bank Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Country Bank assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Country Bank anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in and those disclosed in OceanFirst’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River Transaction or Country Bank Transaction or both such transactions and OceanFirst’s recently completed acquisition of Capital Bank of New Jersey (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or Country Bank Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or Country Bank Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and Country Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or Country Bank Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or Country Bank Transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or Country Bank Transaction or both such transactions, and diversion of management time as a result of matters related to either the Two River Transaction or Country Bank Transaction or both such transactions. These risks, as well as other risks associated with the Country Bank Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement Country Bank that will be included in the registration statements on Form S-4 that will be filed with the SEC in connection with the Country Bank Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst and Country Bank claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Country Bank.

In connection with the Country Bank Transaction, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Country Bank and other documents regarding the Country Bank Transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Country Bank are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Country Bank Holding Company, Inc. when they become available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Country Bank and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Country Bank will be mailed to the shareholders of Country Bank. Country Bank investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of Country Bank also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Country Bank Holding Company, Inc., 655 Third Avenue, New York, New York 10017, Attn: Joseph M. Murphy